SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            SpectruMedix Corporation
                            ------------------------
                                (Name of Issuer)

                        Common Stock, par value $0.00115
                        --------------------------------
                         (Title of Class of Securities)

                                     84763K
                                     ------
                                 (CUSIP Number)

                              Thomas P. Livingston
                                 PE Corporation
                                 761 Main Avenue
                           Norwalk, Connecticut 06859
                                 (203) 761-5281
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 30, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]





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--------------------------------------------------------------------------------
CUSIP NO. 84763K                                              PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                PE Corporation
                06-1534213
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (See Instructions)

                (a) [_]
                (b) [X]
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                WC

--------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

----------------------------- -------- -----------------------------------------
                                 7     SOLE VOTING POWER
                                       800,000
          NUMBER OF
           SHARES             -------- -----------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY                     0
            EACH
         REPORTING            -------- -----------------------------------------
           PERSON                9     SOLE DISPOSITIVE POWER
            WITH                       800,000

                              -------- -----------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       0

--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                800,000

--------------- ----------------------------------------------------------------
      12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                18.5%

--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------



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                                                                     Page 3 of 6


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.00115, of SpectruMedix Corporation (the "Company") which may be acquired upon conversion of the Company's Series A Preferred Stock. The address of the principal executive offices of the Company is 2124 Old Gatesbury Road, State College, Pennsylvania 16803.

ITEM 2.  IDENTITY AND BACKGROUND

         The name of the person filing this Schedule 13D is PE Corporation, a Delaware corporation (the "Reporting Person"). The Reporting Person's principal office address and the address of its principal business is 761 Main Avenue, Norwalk, Connecticut 06859. The Reporting Person's businesses are the PE Biosystems Group and the Celera Genomics Group.

         The PE Biosystems Group is engaged in:

         o research, development, manufacture, sale and support of instrument systems, reagents and software for the life sciences industry; and

         o  related consulting and contract research and development services.

         The Celera Genomics Group is engaged in:

         o generation, sale and support of genomic information and related information management and analysis software;

         o discovery, validation and licensing of proprietary gene products, genetic markers and information concerning genetic variability; and

         o  related consulting and contract research and development services.

         The name, address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule I hereto and are incorporated herein by reference.

         During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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                                                                     Page 4 of 6


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person used funds from its working capital in the amount of $2,000,000 to purchase 2,000 shares of the Company's Series A Preferred Stock which, as described in Item 5 below, is convertible into Common Stock of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

         On July 30, 1999, the Reporting Person entered into a License Agreement concerning certain patents and technology and a Consulting Agreement with the Company. In connection with the License Agreement, the Reporting Person agreed to purchase 2,000 shares of the Company's Series A Preferred Stock.

         The Reporting Person purchased its shares of the Company's Series A Preferred Stock for investment purposes. Except as described below, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers has any plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4 of Schedule 13D. The Reporting Person intends to review the Company's business on a regular basis and may in the future propose that the Company take one or more of the actions described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Each share of the Company's Series A Preferred Stock is convertible at any time at the option of the holder into a number of shares of the Company's Common Stock determined by dividing $1,000 by $2.50 (subject to adjustment under certain circumstances). If the Reporting Person were to convert all of its shares of the Company's Series A Preferred Stock, it would be entitled to receive 800,000 shares of the Company's Common Stock (based on a conversion price of $2.50) which would represent 18.5% of the Company's Common Stock then outstanding (based on the number of shares outstanding on July 28, 1999).

         As of the date hereof, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers otherwise beneficially owns any shares of the Company's Common Stock.

         (b) If the Reporting Person were to convert any of its shares of the Company's Series A Preferred Stock, it would have sole voting and sole dispositive power with respect to all shares of the Company's Common Stock which it would receive.

         (c) Except as stated in Item 4 above, there have not been any transactions in the Company's Common Stock effected by or for the account of the Reporting Person or, to the knowledge of the Reporting Person, any of its directors or executive officers, during the past 60 days.

         (d) In the event that the Reporting Person were to convert the Series A Preferred Stock, no person, other than the Reporting Person, would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of the Company then owned by the Reporting Person for its own account.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Under the agreement pursuant to which the Reporting Person acquired the Company's Series A Preferred Stock, the Reporting Person has granted a right of first refusal to the Company in the event the Reporting Person wishes to transfer any of its shares of the Company's Series A Preferred Stock or any shares of the Company's Common Stock received on conversion of the Series A Preferred Stock. Except for this right, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stock Purchase Agreement, dated as of July 30, 1999, by and between SpectruMedix Corporation and PE Corporation.




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                                                                     Page 6 of 6


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 1999


                                         PE CORPORATION

                                         By: /s/ THOMAS P. LIVINGSTON
                                             ------------------------------
                                         Name:   Thomas P. Livingston
                                         Title:  Assistant Secretary

                                   SCHEDULE I
                                   ----------

         The following table sets forth the name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Reporting Person. Unless otherwise indicated, each person listed below has a business address care of the Reporting Person, 761 Main Avenue, Norwalk, Connecticut, 08659, and, unless otherwise indicated, each person listed below is a citizen of the United States of America.


Directors
---------

Mr. Joseph F. Abely, Jr.
Retired Chairman and
Chief Executive Officer
Sea-Land Corporation

Mr. Richard H. Ayers
Retired

Mr. Jean-Luc Belingard
Chief Executive Officer
Pierre Fabre S.A.
La Michonne
F-81106 Castre Cedex
France
Mr. Belingard is a French citizen.

Prof. Robert H. Hayes
Professor

Dr. Arnold J. Levine
President and Chief Executive Officer
Rockerfeller University

Mr. Theodore E. Martin
Retired

Mr. Georges C. St. Laurent, Jr.
Principal
St. Laurent Properties

Dr. Carolyn W. Slayman
Deputy Dean for Academic and Scientific Affairs
Yale University School of Medicine

Mr. Orin R. Smith
Chairman and Chief Executive Officer
Engelhard Corporation

Mr. Tony L. White
Chairman, President and
Chief Executive Officer
PE Corporation


Executive Officers
------------------

Dr. Noubar B. Afeyan
Senior Vice President and
Chief Business Officer

Dr. Peter Barrett
Executive Vice President
Celera Genomics Corporation
45 West Gude Drive
Rockville, Maryland 20852

Mr. Ugo D. DeBlasi
Corporate Controller
PE Corporation

Mr. Ronald D. Edelstein
Vice President
PE Corporation

Dr. Elaine J. Heron
Vice President
PE Biosystems Group
850 Lincoln Centre Drive
Foster City, California 94404

Dr. Michael W. Hunkapiller
Senior Vice President and President,
PE Biosystems Group
PE Corporation
PE Biosystems Group
850 Lincoln Centre Drive
Foster City, California 94404

Mr. Joseph E. Malandrakis
Vice President
PerSeptive Biosystems, Inc.
500 Old Connecticut Path, Suite 10
Framingham, Massachusetts 01701

Mr. William B. Sawch
Senior Vice President, General Counsel
and Secretary
PE Corporation

Ms. Joyce A. Sziebert
Corporate Vice President, Human Resources
PE Biosystems Group
850 Lincoln Centre Drive
Foster City, California 94404

Dr. Craig J. Venter
Senior Vice President and President
Celera Genomics Group
PE Corporation
Celera Genomics Group
45 West Gude Drive
Rockville, Maryland 20852

Mr. Dennis L. Winger
Senior Vice President and
Chief Financial Officer
PE Corporation



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                                  EXHIBIT INDEX
                                  -------------

Exhibit 1 Stock Purchase Agreement, dated as of July 30, 1999, by and between SpectruMedix Corporation and PE Corporation.